Exhibit 99.1

Earnings Release — 3Q19

Nexa Reports Third Quarter 2019 Results Balance Sheet Remains Strong

Luxembourg, October 31, 2019 — Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the third quarter of 2019. This Earnings Release should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nexa and the notes thereto for the three and nine months ended September 30, 2019. This document contains forward-looking statements.

Highlights

Operational and Financial

•                  Consolidated net revenue reached US$563 million in the third quarter compared with US$595 million a year ago driven by lower LME prices.

•                  Zinc production in 3Q19 was 97kt, up 8% from 3Q18 due to higher production in Cerro Lindo and Vazante.

•                  Adjusted EBITDA was US$58 million in 3Q19 compared with US$120 million in 3Q18 mainly driven by a negative variation of US$37 million related to lower LME prices and changes in market prices in respect of quotation period adjustments, and a temporary increase in SG&A expenses of US$16 million related to operational efficiency initiatives.

•                  Mining cash cost(1) in 3Q19 was US$0.42/lb compared with US$0.34/lb in 3Q18. Compared to 2Q19, mining cash cost decreased by 12%, positively affected by higher zinc volumes.

•                  In 3Q19, smelting cash(1) cost was US$0.99/lb, down 11% and 5% compared to 3Q18 and 2Q19, respectively, positively affected by higher treatment charges and lower LME prices.

•                  As a result primarily of a reduction in mine life, Nexa recognized a non-cash US$142 million impairment loss related to the Cerro Pasco cash-generating unit.

•                  Net loss totaled US$171 million, US$1.13 per share, in 3Q19.

•                  Net debt to adjusted EBITDA for the last twelve months stood at 1.4x.

•                  Cash and cash equivalents totaled US$857 million in 3Q19 and our current available liquidity is US$1,247 million, which considers our new revolving credit facility and our new export line entered into post 3Q19.

•                  Cash flow from operations was US$105 million due to working capital improvements.

•                  In October 2019, Nexa concluded the acquisition of Karmin Exploraton Inc. for an aggregate acquisition price of US$70 million. As a result, Nexa and its affiliates own 100% of the Aripuanã Project.

•                  Nexa Peru and Nexa Cajamarquilla signed a new energy agreement with Electroperú for 7 years. Beginning in January 2020, the agreement provides annual supply of 240MW with potential savings of up to US$50 million (during the contract term) compared to the existing conditions.

•                  The updated technical report for the preliminary economic assessment of the Hilarión project continues to be expected by year-end 2019, as well as an updated technical report on Cerro Lindo. We have revised our schedule for the Magistral project and the new pre-feasibility study technical report should be concluded in early 2020.

2019 Guidance

•                  We have reduced our 2019 zinc production guidance range by 15kt due to the ongoing equipment repair in Vazante mine. Our sales guidance remains unchanged. Refer to our Nexa | Guidance 2019 section for further details.

(1)  Our cash cost net of by-products credits is measured with respect to zinc sold

•                  In respect to our capital allocation strategy, we are reducing our project development expenses guidance to US$35 million (from US$53 million), while maintaining capital expenditure guidance at US$420 million.

Projects

Aripuanã

•             Construction works continue to advance and 66% of the total project capex has been committed. 18% of physical progress was achieved by the end of 3Q19.

Vazante

•             The dry-stacking tailings project was completed and is already in operation.

Cajamarquilla — Jarosite process conversion

•                  The Jarosite process conversion has been delayed due to problems with our contractors. Completion is expected in 1H20. As a result, smelter production will not be reduced in 4Q19.

CEO Message — Tito Martins

“The third quarter of the year proved to be very challenging. Zinc average price decreased 15% compared to 2Q19, directly affecting the results of our Company. Mine production, however, has recovered and had a positive effect on our costs. Our balance sheet remains strong and we were able to reverse the working capital cash burn we experienced over the past two quarters.

Our short-term capital allocation strategy is being revised. We are reducing the expenses in project development in order to prioritize investments in operating efficiency initiatives to preserve and improve our results.

In respect to the long-term scenario, our strategy remains unchanged. We are confident Nexa has a differentiated position and we continue to pursue value creation for all our stakeholders by improving our operations and delivering our growth projects.”

Selected indicators

US$ million (except indicated otherwise)	3Q19	2Q19	3Q18	3Q19 vs. 3Q18		9M19	9M18	9M19 vs. 9M18

Treated ore (kt)	3,305.3	3,227.8	3,320.9	(0.5)%		9,854.5	9,616.3	2.5%
Metal sales (kt) (1)	158.3	156.0	160.0	(1.1)%		459.7	458.5	0.3%

Consolidated net revenue	563.4	613.3	595.1	(5.3)%		1,746.5	1,907.8	(8.5)%

Mining	33.1	44.0	65.1	(49.2)%		159.6	342.0	(53.3)%
Smelting	24.6	73.4	57.0	(56.9)%		123.7	133.5	(7.4)%
Eliminations & adjustments	0.1	1.1	(2.2)	—		0.8	(1.6)	—
Adjusted EBITDA (2)	57.8	118.5	119.8	(51.8)%		284.1	473.9	(40.1)%
Adj margin EBITDA (%)	10.3%	19.3%	20.1%	(9.9	)p.p.	16.3%	24.8%	(8.6	)p.p.

Sustaining	29.2	34.0	19.6	—		85.7	43.8	—
Expansion	57.8	40.1	19.4	—		121.8	48.3	—
HSE	12.9	14.5	23.0	—		42.2	54.7	—
Others	4.0	6.1	9.1	—		13.9	15.7	—
Capital expenditure	104.0	94.6	71.1	—		263.6	162.7	—

Liquidity and Indebtedness
Total cash (3)	857.2	860.1	1,201.0	—		857.2	1,201.0	—
Net debt	592.3	612.2	221.6	—		592.3	221.6	—
Net debt / LTM EBITDA (x)	1.4	1.3	0.3	—		1.4	0.3	—

Mining Production | contained in concentrate
Zinc (kt)	97.1	91.4	90.2	7.7%		278.2	269.6	3.2%
Copper (kt)	10.5	8.4	10.2	3.3%		28.0	29.8	(6.1)%
Lead (kt)	13.7	13.1	12.7	8.0%		39.1	37.6	3.9%

(1) Consolidated sales of metallic zinc and zinc oxide (in kt of product volume). Kt refers to one thousand metric tons.

(2) Refer to “Use of Non-IFRS Financial Measures” for further information. For details on segment definition and accounting policy please refer to explanatory note 1 — “Information by business segment and geographic area” in our consolidated Financial Statements at December 2018.

(3) Cash, cash equivalents and financial investments.

Nexa | Guidance 2019

Despite slower global economic growth and uncertainties regarding commodity prices in the short term, we are positive about the long-term scenario and market fundamentals for both zinc and copper.

Nexa Resources should continue to enjoy regional competitive advantages, as a significant part of our revenues originate from Latin America. At the same time, we will continue focusing our efforts on our long-term growth strategy. We have been preparing our balance sheet since our IPO in 2017 to support our short and medium-term investment plans (both with our greenfield and brownfield development projects) in order to build a differentiated, sustainable, cost-efficient, and integrated business model.

Production guidance

We have updated our annual production guidance, lowering our zinc production range by 15kt while maintaining copper, lead, silver and gold production ranges.

The main assumptions being our guidance are:

•                  Higher treated ore volumes should compensate for forecasted lower grades (as foreseen in our technical reports due to mining deepening);

•                  Continuous development of new stopes in Cerro Lindo;

•                  Productivity gains; and

•                  Production disruption in Vazante mine due to equipment failure in October. Refer to “Business Performance | Mining Segment” section for further information.

Metal Contained (in concentrate)		2018	2019 Previous guidance	2019 Updated guidance	9M19
Zinc	kt	373	375 - 395	360 - 380	278
Copper	kt	39	35 - 38	NO CHANGE	28
Lead	kt	52	50 - 55	NO CHANGE	39
Silver	koz	7,992	8,400 - 9,000	NO CHANGE	6,704
Gold	koz	29	22 - 24	NO CHANGE	18

Sales guidance

For 2019, our smelting sales guidance remains unchanged. The anticipated slowdown in Cajamarquilla production for the implementation of the Jarosite process conversion has been delayed and as a consequence, Cajamarquilla smelter production should be higher than estimated. For more information please refer to section “Business Performance | Smelting segment”.

Smelting sales		2018	2019 estimated	9M19
Zinc Metal	kt	579	573 - 591	432
Zinc Oxide	kt	38	37 - 39	28
Total	kt	617	610 - 630	460

Investments

Capital Expenditures (“CAPEX”) Guidance

In 9M19 CAPEX amounted to US$264 million. Non-expansion investments, which include Sustaining and Health, Safety and Environmental (“HSE”) expenditures, among others, were US$142 million. Expansion expenditures totaled US$122 million, including the US$78 million investment in the Aripuanã project. We are maintaining our US$420 million guidance for CAPEX in 2019.

In addition to capital expenditures, our total investments for the year will include Karmin’s acquisition price of US$70 million (payment occurred on October 30, 2019).

Investment (US$ million)	2019 guidance	9M19
Capex per segment
Mining	177	122
Smelter	94	51
Aripuanã	140	78
Others	9	12
Total Capex	420	264
Karmin acquisition	70
TOTAL Investments	490

Mineral exploration and project development guidance

In mineral exploration, we continue our efforts to replace and increase mineral reserves and resources. Our mineral exploration expense guidance of US$75 million relates mainly to brownfield (US$36 million) and greenfield (US$33 million) projects.

In 9M19, project development expenses were US$26 million, including approximately US$10 million directed towards greenfield projects in FEL1 and FEL2 stages and US$4 million to brownfield projects in the same stages. For the year we expect investments of US$35 million, a reduction of US$18 million from our annual guidance of US$53 million, mainly due to the postponement of certain greenfield projects expenses.

Opex (US$ million)	2019 estimated	3Q19	9M19
Mineral exploration	75	22	55
Project development (updated guidance)	35	10	26
Total	110	32	80

Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

Please note that all our estimates (guidance) for production, sales, capex and expenditures relating to mineral exploration and project development are based on several assumptions that management believes to be reasonable and representative of the Company’s expectations as of the publication of this report. Our independent registered public accounting firm (PricewaterhouseCoopers) has not audited, compiled, performed any procedures on, or reviewed these estimates and, therefore does not express an opinion or any other form of assurance with respect to these estimates. Accordingly, you should not place undue reliance on these estimates, which may differ materially from our final results. Please refer to the Cautionary Statement on Forward-Looking Statements at the end of this earnings release.

Aripuanã project

On August 26, 2019, Nexa announced it entered into an agreement to acquire Karmin Exploration Inc. for an aggregate acquisition price of US$70 million. The transaction was closed in October, 2019 providing Nexa and its affiliates 100% ownership of a high quality asset with potential mine life extension and synergies with our operations in Brazil. (For additional information on the transaction, please refer to the filed press releases on Aripuanã dated August 26, 2019 and October 24, 2019 on our IR website http://ir.nexaresources.com/regulatoryfilings).

We estimate that we will invest US$140 million in 2019 to develop Aripuanã, not including the purchase price for Karmin, which represents 35% of the US$392 million in total estimated capital expenditures for the project and approximately US$220 million in 2020, with residual investments to be made during the start of production in 2021.

3Q19 project update

As of the end of 3Q19, approximately 66% of the total project capex was already committed, an additional 8% commitment since the second quarter. The project also reached 18% of physical progress, in line with the construction schedule.

During 3Q19, we concluded the execution of the Link mine ramp tunnel (following the Arex mine ramp tunnels concluded in 2Q19). We continued to advance with the project infrastructure, in line with the project plan, such as, (i) the construction of the raise bore for the ventilation system; (ii) mobilization of the new contractor to resume the exploration tunnel development for the Link mineralized zone; (iii) infill drilling in the Arex orebody as part of the production plan; and (iv) commissioning plan to provide provisional energy.

We advanced in the construction of temporary buildings and laydown areas and in earthworks for the mine’s waste stockpile. Earthworks also continued to progress mainly related to roads providing access to the site, water dam, beneficiation plant and the waste ore stockpile. In addition, we started the construction of the 69kV transmission line and the connection bay at Dardanelos’ substation.

With respect to procurement, we continued with key packages including comminution (SAG, ball, vertical mills, and crushers), flotation (columns and cell tanks), thickeners, press filters and electrical transmission lines (definitive 69kV and provisional 34.5kV).

During 3Q19, we started the first training classes of Nexa’s qualification program for future mine and operation plant professionals. A total of 270 trainees are expected to participate in this initial stage of the program. We also began the refurbishment of the local school.

Consolidated performance

Net revenue

US$ million	3Q19	2Q19	3Q18	3Q19 vs. 3Q18	9M19	9M18	9M19 vs. 9M18
Revenues - Mining	248.2	246.1	249.6	(0.6)%	766.6	878.2	(12.7)%
Revenues - Smelting	442.2	508.8	483.0	(8.5)%	1,406.0	1,560.5	(9.9)%
Intersegment Results	(124.5)	(140.7)	(139.7)	(10.9)%	(424.4)	(532.4)	(20.3)%
Adjustments	(2.5)	(0.9)	2.2	—	(1.6)	1.4	—
Net Revenue	563.4	613.3	595.1	(5.3)%	1,746.5	1,907.8	(8.5)%

Net revenue of US$563 million in 3Q19 was 5% lower compared to 3Q18, mainly driven by lower LME prices. The LME averages price for zinc, copper and lead prices were down by 7.4%, 5.0% and 3.6%, respectively, compared to 3Q18.

When compared to 2Q19, LME average zinc and copper prices decreased by 15% and 5%, respectively, while lead average price increased by 8%.

In the first nine months of 2019, net revenue of US$1,747 million was 8.5% lower compared to the same period of 2018, also explained by lower LME metal prices, partially offset by higher sales volume.

COGS

US$ million	3Q19	2Q19	3Q18	3Q19 vs. 3Q18	9M19	9M18	9M19 vs. 9M18
Cost of sales - Mining	(220.4)	(186.6)	(179.9)	22.5%	(606.0)	(528.5)	14.7%
Cost of sales - Smelting	(414.7)	(426.7)	(444.2)	(6.6)%	(1,268.5)	(1,442.6)	(12.1)%
Intersegment Results	124.5	140.7	139.7	(10.9)%	424.4	532.4	(20.3)%
Adjustments	7.2	(6.2)	(3.8)	—	(19.4)	(8.7)	—
Cost of sales	(503.5)	(478.7)	(488.1)	3.2%	(1,469.5)	(1,447.3)	1.5%

In 3Q19, cost of sales amounted to US$503 million, 3% higher year-over-year. The cost decrease in our smelting segment, primarily driven by lower concentrate prices due to lower LME base metal prices, and higher benchmark TCs; were offset by higher unit costs in our mining segment, due to an increase in operating costs (maintenance and personnel costs).

Compared to 2Q19, cost of sales increased by 5%, due to higher treated ore volume during the third quarter. Mining unit costs, however, decreased 12% to US$924/t in 3Q19 compared to 2Q19, driven by improved performance in Cerro Lindo mine.

During 9M19, cost of sales were up 1.5% compared to the same period of 2018, mainly driven by the above-mentioned reasons and higher treated ore volume.

SG&A

Selling, general and administrative (“SG&A”) expenses amounted to US$57 million in 3Q19, including US$16 million related to operational efficiency initiatives, which have already positively impacted our operations in the quarter. In 3Q18, SG&A expenses were US$37 million.

Adjusted EBITDA

In 3Q19, Adjusted EBITDA was US$58 million, compared with US$120 million in the same period a year ago. The main factors that contributed to this result were (i) the negative variation of US$37 million due to lower LME prices and changes in market prices in respect of quotation period adjustments; (ii) higher operating costs; and (iii) a temporary increase in G&A expenses of US$16 million related to operational efficiency initiatives.

(1) Hedge, other income and expenses, and IFRS-16.

Adjusted EBITDA in the first nine months of 2019 amounted to US$284 million compared with US$474 million in 2018.

Net financial result

The net financial result in 3Q19 was a loss of US$57 million compared to a loss of US$15 million in 2Q19. This decrease was mainly driven by net loss in foreign exchange variation of US$33 million versus a US$8 million gain in 2Q19. This variation is basically explained by the 9% depreciation of the Brazilian real(2) against the U.S. dollar in the quarter, versus a 2% appreciation in 2Q19.

Excluding the effect of the foreign exchange variation, the net financial result in 3Q19 was slightly higher with a loss of US$24 million compared to a loss of US$23 million in previous quarter.

US$ thousand	3Q19	2Q19	3Q18

Financial income	6,600	9,766	7,202

Financial expenses	(30,806)	(33,173)	(29,408)

Foreign exchange variation (FX)	(32,911)	8,063	(22,130)

Net financial result	(57,117)	(15,344)	(44,336)
Net financial result excluding FX	(24,206)	(23,407)	(22,206)

(2)  On September 30, 2019 the Brazilian real / U.S. dollar exchange rate was R$4.16/US$1.00 against R$3.83/US$1.00 on June 30, 2019.

Net income

Nexa recorded a net loss of US$171 million in 3Q19 compared with a net income of US$6.9 million in 3Q18. The decrease was primarily due to lower average base metal prices, higher operating costs and SG&A expenses, and the US$142 million non-cash impairment loss recognition related to Cerro Pasco. Net loss attributable to Nexa’s shareholders was US$150 million in 3Q19 resulting in net loss per share (“EPS”) of US$1.13.

In the first nine months of 2019, the net loss was US$156 million compared with net income of US$34 million in the same period a year ago.

Business Performance

Mining Segment(3)

Mining production

Consolidated		3Q19	2Q19	3Q18	3Q19 vs. 3Q18		9M19	9M18	9M19 vs. 9M18
Treated Ore	kt	3,305	3,228	3,321	(0.5)%		9,854	9,616	2.5%

Grade
Zinc	%	3.34	3.23	3.13	21	bps	3.22	3.22	(0	)bps
Copper	%	0.39	0.33	0.38	1	bps	0.36	0.39	(3	)bps
Lead	%	0.55	0.54	0.52	4	bps	0.53	0.52	2	bps
Silver	oz/t	0.99	0.95	0.95	4.6%		0.94	0.91	3.4%
Gold	oz/t	0.005	0.004	0.006	(5.4)%		0.005	0.008	(39.5)%

in Content
Zn	kt	97.1	91.4	90.2	7.7%		278.2	269.6	3.2%
Cu	kt	10.5	8.4	10.2	3.3%		28.0	29.8	(6.1)%
Pb	kt	13.7	13.1	12.7	8.0%		39.1	37.6	3.9%
Ag	koz	2,394	2,226	2,078	15.2%		6,704	5,824	15.1%
Au	koz	6.0	5.5	7.1	(15.7)%		18.0	21.6	(17.1)%

In 3Q19, treated ore volume was 3,305kt, down 0.5% from the same quarter a year ago. Higher treated ore volume in Vazante (+9.2%) and El Porvenir (+2.6%) were offset by decreases in Cerro Lindo (-3.1%) and Atacocha (-2.5%). Compared to 2Q19, treated ore volume increased by 2.4%.

Zinc equivalent(4) metal production totaled 147.8kt, up 8% compared to 3Q18 (138.1kt) mainly due to higher metals grades. The average zinc head grade increased by 21bps to 3.34%, while copper and lead head grades increased by 1bps and 4bps to 0.39% and 0.55%, respectively. Compared to 2Q19 (135.2kt), zinc equivalent metal production increased by 9.4%.

Zinc production of 97kt in the quarter was 8% higher than 3Q18, driven by a 16% production increase in Cerro Lindo and 11% in Vazante. Copper production followed the same trend and increased by 3% to 11kt in the quarter, driven primarily by Cerro Lindo (+4%).

In 3Q19, lead production was 14kt, up 8% from 3Q18, driven by our Peruvian mines (up 19% in Atacocha, 13% in El Porvenir, and 9% in Cerro Lindo).

In 9M19, treated ore volume increased 2.5% year-over-year to 9,854kt, while average zinc grade slightly improved (3.22%). As a consequence, zinc production totaled 278kt, 3% higher than 9M18 (270kt). Lead followed the same trend and production increased 4% to 39kt. Copper production, however, decreased by 6% to 28kt due to lower average copper grade (0.36%) when compared to 9M18 (0.39%).

On October 25, 2019 we reported an equipment failure at Vazante mine, which repair should take 30 days. As a result, we have revised our mining plan and we are decreasing our annual guidance range for zinc production by 15kt. The production guidance for copper, lead, silver and gold remains unchanged. For more information, please refer to section “Nexa | Guidance 2019” of this report. Equipment repair cost still to be confirmed.

Cerro Lindo

In 3Q19, treated ore volume of 1,678kt was down 3% year-over-year as we increased access to secondary and tertiary stopes, which demanded higher infrastructure preparation. Primary development and stopes preparation increased 3.3% and 21.3% compared to last year to sustain the

(3)  Segment consolidation available in the appendix.

(4)  For zinc equivalent calculation, please see appendix (“Mining Information — Consolidated”).

current level of production and prepare to increase available mining areas for the following months (stopes in production increased 17% year-over-year).

Zinc production of 35kt in 3Q19 was up 16% year-over-year, primarily driven by a 33bps increase in zinc head grade to 2.27%. As part of our operational efficiency initiatives, during the quarter, we improved our mining recovery as a result of more precise drilling and blasting activities as well as stoping design, resulting in better grades delivered to the plant. We also accessed higher-grade mineralized zones in the mine sequencing.

Copper production was 10kt, an increase of 4% and 26% when compared to 3Q18 and 2Q19, respectively, due to higher copper recovery at the plant and the improvement in copper grades to 0.71%.

Lead production increased 9% year-over-year to 3.3kt, driven by higher recovery and better lead grades (up 2bps to 0.26%).

In the first nine months of 2019, zinc production amounted to 97kt, up 7% compared to 9M18, primarily driven by higher zinc grades (up 13bps to 2.10%). Lead production followed the same trend and increased 5% to 9kt. Copper production, on the other hand, was down 6% to 28kt due to the decline in copper head grade in 1H19.

During 4Q19, treated ore volume is expected to increase as we have developed new stopes, offsetting a projected lower zinc ore grade. As a result, zinc production should remain similar to 3Q19. In addition, copper and lead production should remain relatively stable.

We expect to continue investing to develop new mining areas, in order to secure more flexibility in the operation, which should allow us, going forward, better stability in our mine production.

El Porvenir

Zinc production of 14kt was up 3% in 3Q19 versus the same quarter of last year primarily driven by the 3% increase in treated ore volume, while zinc head grade remained relatively flat year-over-year. Compared to 2Q19, however, production was 2% lower as a result of higher extraction from lower-grade areas in August, due to maintenance works on the hoist system needed to access deeper and higher-grade areas.

Silver content followed the same trend and increased 52% versus 3Q18, given higher average head grade (by 14% to 2.21oz/t). Lead production was 4.6kt, up 13% year-over-year also driven by the 8bps increase in average head grade to 1.06%.

In 9M19, zinc production totaled 42kt, down 2% compared to last year, as a result of lower grade (2.96% versus 3.01% in 9M18).

For the remainder of the year, based on mine sequencing, zinc production is expected to remain relatively stable when compared to 3Q19.

Atacocha

Zinc production of 4kt was down 4% in the 3Q19 versus the same quarter of last year due to the 2% decrease in treated ore volume. This decrease was explained by a planned maintenance shutdown for equipment replacement in September, causing a production halt at the concentrator plant. The plant has already returned to normal operating levels. Zinc head grade in the third quarter remained relatively stable at 1.48% year-over-year.

Lead production expanded by 19% to 4kt, driven by higher lead grade (up 25bps to 1.36%) and mine recovery.

In 9M19, zinc production totaled 12kt, down 4% from the same period of last year due to the temporary maintenance shutdown during this period. We expect zinc production in the fourth quarter to remain relatively stable compared to third and second quarters of 2019.

Vazante

Zinc production of 38kt in 3Q19 increased by 11% compared to 3Q18 driven by higher treated ore volume (+9%), positively affected by the additional worker shift in the mine (increasing operating hours), which offset lower zinc grade (down 4bps to 11.20%). Compared to 2Q19, zinc production increased by 8%.

In the first nine months of 2019, zinc production totaled 109kt, up 4% from 9M18. The 13% increase in treated ore volume, positively affected by the third quarter performance, partially offset by lower zinc average grade (from 12.5% to 11.2%).

The Vazante mine operation experienced an equipment failure in October. During a regular inspection activity, we identified a crack in the trunnion at the discharge side of the primary mill at the concentration plant. Equipment repair should take 30 days and during this period the mine should operate at 30% of its nominal production capacity. As a result, we estimate a decrease in zinc production of 8kt to 10kt in 4Q19.

Morro Agudo

Treated ore volume was stable at 292kt year-over-year. Zinc production was 6kt, down 25% (or 1.9kt) from 3Q18, impacted by the decline in zinc average grade (62bps to 2.22%). Quarter-over-quarter zinc grade decreased as volume from higher grade area was lower than expected.

In 9M19, treated ore volume was 882kt, up 14% from last year, while zinc average grade decline 28bps to 2.22%. As a result, zinc production totaled 18kt, 0.4% higher than in 9M18.

Based on the mine sequencing plan, we expect zinc production to improve in 4Q19 based on expected higher grades.

Financial Performance

US$ million	3Q19	2Q19	3Q18	3Q19 vs. 3Q18		9M19	9M18	9M19 vs. 9M18
Net Revenue	248.2	246.1	249.6	(0.6)%		766.6	878.2	(12.7)%
COGS	(220.4)	(186.6)	(179.9)	22.5%		(606.0)	(528.5)	14.7%
Gross Profit	27.9	59.5	69.8	(60.1)%		160.6	349.8	(54.1)%
Adjusted EBITDA	33.1	44.0	65.1	(49.2)%		159.6	342.0	(53.3)%
Adjusted EBITDA Mg	13.3%	17.9%	26.1%	(12.7	)pp	20.5%	37.9%	(17.4	)pp

Note: Financial performance pre intersegment eliminations.

Net Revenue for the mining segment totaled US$248 million in 3Q19, down 0.6% versus 3Q18. The production volume increase was offset by lower average metal prices and higher benchmark TCs.

In 9M19, net revenue reached US$767 million, a decrease of 13% compared to US$878 million in the nine months of 2018 mainly affected by the lower LME metal prices.

Cost of sales increased by 23% in 3Q19 compared to 3Q18, to US$220 million. This increase was primarily explained by higher operating costs related to maintenance and personnel costs.

In 9M19, cost of sales were US$606 million, up 15% compared to 9M18 due to higher treated ore volume and operating costs increases.

Adjusted EBITDA for the mining segment totaled US$33 million in 3Q19, 49% lower than in the same quarter of the previous year, primarily due to (i) lower LME zinc average price; (ii) higher operating costs and SG&A expenses due to the increased allocation of corporate expenses to the mining segment, including US$10 million related to operational efficiency initiatives. These negative effects were partially offset by higher zinc sales volume and by-product credits in Brazil and Peru.

(1) Hedge, other income and expenses, and IFRS-16

During 9M19, adjusted EBITDA for mining totaled US$160 million, down 53% year-over-year.

Cash cost(5),(6) — Mining Segment

Consolidated cash cost		3Q19	2Q19	3Q18	3Q19 vs. 3Q18	9M19	9M18	9M19 vs. 9M18
Cash Cost net of by-products	US$/t	924	1,055	760	21.6%	952	598	59.1%
AISC net of by-products	US$/t	1,516	1,812	1,209	25.4%	1,584	969	63.4%
Cash Cost net of by-products	US$/lb	0.42	0.48	0.34	21.6%	0.43	0.27	59.1%
AISC net of by-products	US$/lb	0.69	0.82	0.55	25.4%	0.72	0.44	63.4%

Cash cost in 3Q19 increased by 22% to US$0.42/lb compared to US$0.34/lb in 3Q18. This increase was driven by (i) higher treatment charges with a negative impact of US$0.06/lb; and (ii) higher operating costs of US$0.10/lb. These factors were partially offset by an increase in zinc volume with a positive effect of US$0.07/lb.

Compared to 2Q19, cash cost decreased by 12% or US$0.06/lb. Higher zinc volume and by-product credits had a positive impact of US$0.06/lb and US$0.04/lb, respectively; offsetting the operating cost increase of US$0.04/lb.

AISC also increased in 3Q19 to US$0.69/lb, up 25% compared to 3Q18, impacted by higher cash cost and corporate G&A (mainly driven by the already mentioned re-allocation between segments). Compared to 2Q19, AISC improved by 16% primarily driven by an increase in sales volumes, as mentioned above.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All-in Sustaining Cost — Mining”.

(5)  Our cash cost net of by-products credits is measured with respect to zinc sold.

(6)  AISC does not include Aripuanã capex

Smelting Segment

Sales volume

Consolidated		3Q19	2Q19	3Q18	3Q19 vs. 3Q18		9M19	9M18	9M19 vs. 9M18
Production
Metallic zinc	kt	146.2	145.7	142.8	2.3%		434.5	431.0	0.8%
Global Recovery	%	94.3	94.0	93.7	59	bps	94.0	93.8	23	bps
Zinc oxide - Production	kt	9.9	9.5	9.9	(0.4)%		28.6	28.7	(0.4)%
Total	kt	156.0	155.2	152.8	2.1%		463.1	459.8	0.7%

Sales
Metallic zinc - Sales	kt	148.6	146.8	149.7	(0.8)%		432.0	430.2	0.4%
Zinc oxide Sales	kt	9.6	9.2	10.2	(5.8)%		27.8	28.4	(2.1)%
Total	kt	158.3	156.0	160.0	(1.1)%		459.7	458.5	0.3%

In 3Q19, metallic and oxide zinc production was 156kt, up 2.1% from 3Q18. Higher production volume in Cajamarquilla (+7.8%) and Juiz de Fora (+10%) offset the 12% production volume decrease in Três Marias due to technical issues in the purification process during September.

Sales volume of metallic zinc of 149kt in 3Q19 was down 0.8% versus the same period a year ago, due to lower production volume in Três Marias. Compared to 2Q19, sales volume increased by 1.2%, mainly driven by higher sales from Cajamarquilla smelter.

In the first nine months of 2019, total metal production was 464kt, up 0.8% compared to a year ago. Sales volume of metallic zinc totaled 432kt, up 0.4% from 9M18.

The planned shutdown at Cajamarquilla smelter, to implement the Jarosite process conversion has been delayed due to problems with our contractors. The heat exchanger and the replacement of tubes had a different specification from what was contracted. As a result, production in 2019 will not be affected by the anticipated production slowdown in the transition period and smelter recovery rate should continue to improve. The conversion from the Goethite process to the Jarosite process is now expected to be completed in 1H20.

For 4Q19, we expect production to stay on track, with production in Três Marias having recovered in October, and annual sales guidance to be achieved.

Peru

The Cajamarquilla smelter sold 89kt of metallic zinc in 3Q19, up 6% from the same quarter a year ago due to higher export sales, mainly to the United States. Production was 86kt, up 8% from 3Q18, positively affected by the improvement of the smelter recovery rate (from 93.3% to 94.4%). Compared to 2Q19, sales volume increased by 6%, while production increased by 4%.

In the first nine months of 2019, production was 254kt, up 4% compared to 9M18. Sales volume increased by 3% to 253kt, driven by higher export volume.

Brazil

In 3Q19, total production amounted to 69kt, down 6% when compared to 3Q18, and total metal sales volume decreased 9% to 69kt.

Três Marias metallic zinc production of 37kt decreased 14% in 3Q19 versus the same quarter a year ago due to technical issues in the purification process during September. Production was normalized during October. Sales volume of metallic zinc amounted to 36kt, 20% lower than 3Q18 (44kt).

In 3Q19, Juiz de Fora production was 22kt, up 10% compared to the same quarter of last year, driven by better performance of the roaster. Metallic zinc sales totaled 24kt, an increase of 14% versus 3Q18, partially offsetting the sales decrease in Três Marias.

In 9M19, sales volume of our Brazilian smelters totaled 207kt, down 3% when compared to 9M18 due to temporary Três Marias setback in 3Q19.

Financial Performance

US$ million	3Q19	2Q19	3Q18	3Q19 vs. 3Q18		9M19	9M18	9M19 vs. 9M18
Net Revenue	442.2	508.8	483.0	(8.5)%		1,406.0	1,560.5	(9.9)%
COGS	(414.7)	(426.7)	(444.2)	(6.6)%		(1,268.5)	(1,442.5)	(12.1)%
Gross Profit	27.4	82.2	38.9	(29.5)%		137.4	118.0	16.4%
Adjusted EBITDA	24.6	73.4	57.0	(56.9)%		123.7	133.5	(7.4)%
Adjusted EBITDA Mg	5.6%	14.4%	11.8%	(6.2)	pp	8.5%	8.7%	(0.2)	pp

Note: Financial performance pre intersegment eliminations.

Net Revenue was US$442 million in 3Q19, 8% lower compared to US$483 million in 3Q18, mainly due to the year-over-year decrease in zinc metal prices and a 0.8% decrease in sales volume.

In 9M19, net revenue was US$1.4 billion, down 10% from US$1.6 billion in 9M18, mainly reflecting zinc metal price decrease, partially offset by slightly positive sales volume growth in the period.

Cost of sales decreased by 7% in 3Q19, totaling US$415 million compared to US$444 million in 3Q18 mainly driven by (i) lower LME zinc prices impacting the concentrate purchase price; and (ii) higher TCs paid to our smelters. These impacts were partially offset by higher energy and personnel costs.

In 9M19, cost of sales were down 12% compared to 9M18, driven by the reasons noted above and by the 8% depreciation of the Brazilian currency, which lowers costs in our Brazilian smelters.

Zinc concentrate | treatment charge

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 3Q19, Nexa acquired 45% of zinc concentrate from third parties, with the remainder supplied directly from our own mines.

Sources of Zinc Concentrate to Nexa Smelters (kt) — 3Q19

We apply a benchmark TC for our integrated mining and smelter operations. For our purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges or treatment charges negotiated annually.

The 2019 benchmark TC, negotiated earlier in April, was US$245/t concentrate, up 67% from 2018.

In order to reduce volatility, for the majority of our third-party contracts, which are renewed through different periods during the year, we consider the 3-years average benchmark TC. The reference

(average benchmark TC of 2019, 2018 and 2017) for 2019 stood at US$188/t concentrate, up 6.4% from the previous reference (average benchmark TC of 2018, 2017 and 2016).

At the end of 3Q19, spot treatment charge in China was US$290/t concentrate, up from US$270/t at the end of 2Q19 and US$95/t at the end of 3Q18, as reported by Wood Mackenzie.

Adjusted EBITDA for the smelting segment totaled US$25 million in 3Q19, down 57% from the same quarter of the previous year. This decrease was mainly explained by the negative variation of US$33 million related to lower LME prices and changes in market prices in respect of quotation period adjustments; and a temporary increase of US$6 million in G&A expenses related to initiatives to achieve operational efficiency gains. These factors were partially offset by higher TCs and by-product credits.

(1) Includes: Hedge, other income and expenses, IFRS 16 and FX

During 9M19, smelting EBITDA totaled US$124 million, down 7% against 9M18, primarily driven by the above-mentioned factors.

Cash cost(7) — Smelting Segment

Consolidated cash cost		3Q19	2Q19	3Q18	3Q19 vs. 3Q18	9M19	9M18	9M19 vs. 9M18
Cash Cost net of by-products	US$/t	2,191	2,305	2,453	(10.7)%	2,332	2,816	(17.2)%
AISC net of by-products	US$/t	2,400	2,473	2,684	(10.6)%	2,505	3,024	(17.2)%
Cash Cost net of by-products	US$/lb	0.99	1.05	1.11	(10.7)%	1.06	1.28	(17.2)%
AISC net of by-products	US$/lb	1.09	1.12	1.22	(10.6)%	1.14	1.37	(17.2)%

Cash cost decreased by 11% to US$0.99/lb (or US$2,191/t) in 3Q19 from US$1.11/lb (or US$2,453/t) in 3Q18. Market-related factors, such as lower LME prices and higher treatment charges had positive impact in our costs of US$0.06/lb and US$0.04/lb, respectively. Higher by-products credits, mostly related to an increase in sulfuric acid price and volume in Peru, also positively affected our cash cost by US$0.03/lb. These gains were slightly offset by a modest increase in operating costs of US$0.02/lb.

AISC also decreased in 3Q19 to US$1.09/lb, impacted by the aforementioned reasons.

For a reconciliation of cash cost and AISC, please refer to the appendix section “All-in Sustaining Cost — Smelting”.

(7)  Our cash cost net of by-products credits is measured with respect to zinc sold.

Liquidity and Indebtedness

On September 30, 2019, Nexa’s consolidated gross debt amounted to US$1,420 million, 0.8% down compared to the balance at June 30, 2019.

At the end of the period, 91.8% (or US$1,303 million) of the gross debt was denominated in U.S. dollars and 8.2% (or US$116 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Cash and cash equivalents, and financial investments (“total cash”) amounted to US$857 million at September 30, 2019, relatively stable compared to June 30, 2019.

As a consequence of the gross debt reduction, Nexa’s net debt decreased to US$592 million compared with US$612 million at the end of 2Q19.

As part of its liquidity management strategy and taking advantage of the current market conditions, Nexa contracted a revolving credit facility of US$300 million in October, 2019. The credit facility has a term of five years to maturity and the amounts drawn are subject to an interest rate of 1.0% + LIBOR 3 months. Also in Brazil, Nexa entered into a 5-year export credit note agreement in the amount of US$90 million with an interest of 1.5% + LIBOR 3 months. Accordingly, our current available liquidity is US$1,247 million.

Only 1.7% (US$24 million) of the total debt matures in 2019 and 17.8% (US$253 million) matures between 2019 and 2022, while 49.7% of total debt matures after 2026. Total cash is sufficient to cover the payment of all obligations maturing over the next 8 years.

As of September 30, 2019, the average maturity of the total debt was 5.4 years at an average interest rate of 4.7% per year.

Financial leverage, measured by the ratio of net debt to adjusted EBITDA of the last twelve months, was 1.43x at September 30, 2019, compared to a ratio of 1.28x at June 30, 2019, explained by the lower adjusted EBITDA.

US$ million	Sep 30, 2019	Jun 30, 2019
Net Debt	592.3	612.2
LTM Adj. EBITDA	414.9	476.9
Net Debt/Adj.EBITDA	1.43x	1.28x

Cash Flows

US$ million	3Q19	9M19
Net cash flows provided by (used in):
Operating activities	105.1	100.2
Investing activities	(58.0)	(222.8)
Financing activities	(13.7)	(126.5)
Increase (decrease) in cash and cash eq.	35.7	(246.2)
Cash and cash eq. at the beginning of the period	751.0	1,032.9
Cash and cash eq. at the end of the period(a)	786.7	786.7

(a) Does not include financial investments totaling US$109 million at September 30, 2019

In 3Q19, the net cash flow provided by operating activities was positive US$105 million. Working capital changes had a positive impact of US$88 million primarily due to the normalization of withholding tax payments affecting “other liabilities” line. Interest expense paid amounted to US$11 million in the quarter.

We used US$58 million of net cash flows in investing activities in 3Q19. We incurred US$104 million of capex (of which US$58 million was expansion capex). Our financial investments below 90 days increased and although this is a non-cash event, it positively affected our consolidated free cash flow in the quarter.

Cash flow from financing activities in the quarter was negative at U$14 million, mainly explained by payments of loans and lease liabilities totaling US$11 million.

As a result, we had a total cash increase of U$36 million to US$787 million in 3Q19.

In 9M19, we had a net decrease in cash flows of US$246 million compared to our cash balance at December 31, 2018, primarily explained by the cash dividend payments in 1Q19 and capital expenditures, including in respect of the Aripuanã project.

(8)  Gross debt (US$1,420 million) minus cash and cash equivalents (US$787 million), minus financial investments (US$71 million), plus derivatives (US$7 million) and Lease liabilities — IFRS-16 (US$37 million).

Investments

CAPEX

Nexa made investments of US$104 million in 3Q19. Of this amount, 56% was allocated to expansion projects driven by Aripuanã’s project development (US$45 million) and Vazante’s mine deepening (US$5 million).

Non-expansion projects accounted for 44% of the total capex in 3Q19. The main investments are related to HSE. Vazante’s dry stack tailings implementation, included in HSE, amounted to US$2.6 million in the quarter.

In 9M19, capex amounted to US$264 million. Of this amount, 30% was related to the Aripuanã project (US$78 million) and 8% to the Vazante mine deepening (US$22 million) project.

For the year 2019, capex guidance remains unchanged.

Capex per category (US$ million)	3Q19	9M19
Expansion/Greenfield	58	122
Modernization	4	11
Sustaining	29	86
HS&E/Tailing dams	13	42
IT/Others	0	3
Total	104	264

Mineral Exploration and Project Development(9)

Opex (US$ million)	3Q19	9M19
Mineral exploration	22	55
Project development	10	26
Total	32	80

As part of our strategy, we continue our efforts to replace and increase mineral reserves and resources. As a result, we continued to advance in our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.

Project development investment amounted to US$10 million in 3Q19, including approximately US$3 million directed towards greenfield projects in FEL1 and FEL2 stages and US$2 million to brownfield in the same stages. In 9M19, project development investment was US$26 million. For the 2019 year, our project development expenditures guidance is US$35 million.

In 3Q19, mineral exploration expenses were US$22 million, mainly related to greenfield (48% of total) and brownfield (33% of total) exploration. In 9M19, mineral exploration investments amounted to US$55 million. For the year 2019, our mineral exploration guidance of US$75 million remains unchanged.

In 9M19, 175,708 meters of mineral exploration drilling were executed and we expect this to be over 200,000 meters by year-end 2019.

(9)  Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

3Q19 and 9M19 Mineral Exploration Highlights

Cerro Lindo

The exploration objectives in Cerro Lindo are the extension of known bodies and exploratory drilling to find new mineralized zones, primarily to the north and southeast of Cerro Lindo. In 3Q19, 18,229 meters of infill drilling and 11,614 meters of mineral exploration drilling were executed, totaling 43,468 and 34,600 meters, respectively, in 9M19.

In 3Q19, brownfield drilling was focused at the satellite Orcocobre mineralized zone (28 holes completed).

The resources expansion drilling was executed at orebodies 3-4, 5C, 8, 8A, 9, 10, and 12, which are mineralized zones in the lateral extensions of Cerro Lindo. The most relevant result was achieved in orebody 8A with an intercept of 23.60 meters with 2.9% Zn, 2.3% Pb, 1.2 oz/t Ag. In addition, we continued underground development to provide access for underground infill drilling at the orebody 13 (located in the same mineralized zone).

During 4Q19, we expect to issue a new technical report with updated mineral resources and reserves estimates based on an improved geological model capturing the mineralization complexity of Cerro Lindo.

El Porvenir

The exploration objectives in El Porvenir are the delineation of mineralized bodies and exploratory drilling to extend the lateral and deep continuity of mineralized zones. In 3Q19, 10,002 meters of infill drilling and 14,935 meters of mineral exploration drilling were executed, totaling 35,814 and 36,248 meters, respectively, in 9M19.

In 3Q19, the exploration activities continued to target satellite expansions in the Sara and Don Lucho areas, including Integración Sur area (located in the south of El Porvenir), and confirmed zinc, silver, lead, copper and gold mineralization along strike and open for expansion.

The Integración Sur drilling program has been concluded at level 3,390. This will trigger the initiation of infill drilling, metallurgical test work and further incorporation into the mine plan.

Over the following three months, we plan to continue drilling at the Sara and Don Lucho exploration targets.

Atacocha

The exploration objectives in Atacocha are drilling for lateral and depth extension of the known deposits. In 3Q19, the drilling focused on the deep extensions below 2,900 elevation for San Gerardo underground, and below 3,300 elevation for the Ingrid and V27 bodies, confirming zinc, silver, lead and copper-gold mineralization.

11,800 meters of infill drilling and 14,548 meters of mineral exploration drilling were executed during the quarter, totaling 34,275 and 32,184 meters, respectively, in 9M19.

Over the following months, we plan to continue our expansion drilling campaign at lateral extensions and deep extensions below 2,900 elevation for San Gerardo, and below 3,300 elevation for Ingrid and V27 bodies.

Vazante

The exploration objectives in Vazante are to expand the mineralized zones included in the resource model and find new areas with mineralized potential. In 3Q19, 20,874 meters of infill drilling and 8,512 meters of mineral exploration drilling were executed, totaling 65,630 and 18,730 meters, respectively, in 9M19.

We continued our exploration drilling campaign at the Varginha North region (main key intersection: 8.00% zinc over 7.84 meters) and the deepening of the southern portion of the Extremo Norte Site (main key intersection: 7.67% zinc over 3.70 meters), both regions located north of Vazante.

Over the following months, we intend to continue our exploration drilling campaign with scout drilling in the potential mineralized trends located within a 20km radius from the mine.

Nexa’s exploration program is enhancing its comprehension of the Vazante mineral trend, enabling the identification of potential mineralized structures that could be integrated to the current operation.

The Vazante mine has a unique silicate ore and its integration with our Três Marias smelters generates an important contribution to Nexa’s results driving our exploration initiatives.

Morro Agudo

The exploration objectives in Morro Agudo are:

•                  Exploration drilling in the parallel structure to the west of the Bonsucesso target, in the northern extension of the Morro Agudo deposit;

•                  Infill drilling in the northern portion of Bonsucesso targeting inferred resources;

•                  Geotechnical drilling to define the best points for the development of the Bonsucesso project.

Bonsucesso exploration drilling confirmed potential new zinc and lead mineralization located to the west of the main ore zone. One drill hole intercepted high-grade mineralization with 10.50% zinc and 1.10% lead over 15.40 meters. Expansion drilling, targeting northward extension, confirmed zinc and lead mineralization along strike and open for expansion. High grade and thick intercepts reveal continuity of the structure and potential for expansion.

In 3Q19, 139 meters of infill drilling on Bonsucesso, and 5,971 meters of mineral exploration drilling were executed, totaling 27,195 and 11,587 meters, respectively, in 9M19.

Over the following three months, we intend to continue our exploration drilling in the parallel structure to the west of the Bonsucesso target and in its northern extension together with geotechnical drilling.

Hilarión

The exploration objective in Hilarión is to increase inferred resources, and have a better understanding of the deposit geomechanics and metallurgy. In 3Q19, 1,667 meters of drilling were completed, totaling 6,317 meters in 9M19. High grade and thick intercepts reveal continuity of the mineralized zones and potential for expansion.

As mentioned in the press release on the Hilarión project update (August 13, 2019), in 3Q19 the exploration drilling campaign was executed at the down dip extension of the central part of the Hilarión deposit, which represents the thickest mineralization of the entire project, confirming zinc and lead mineralization along strike and open for expansion. Key intercepts included 2.66% zinc and 32.26 g/t Ag over 8.20 meters and 8.27% zinc, 44.87 g/t silver and 0.23 g/t gold over 15.50 meters.

Hilarión is one of the largest known zinc deposits in South America, with its mineralization still open laterally and at depth. Nexa is dedicated to continue the mineral exploration and engineering studies. As a result, we expect to issue a preliminary economic assessment technical report on Hilarión by the end of 2019.

Aripuanã

Brownfield drilling at the Aripuanã Project focused on mineral resource expansion at the Babaçu and Massaranduba targets (satellite bodies that can be integrated in the future with the existing project). In 3Q19, 3,296 meters of diamond drilling were executed, totaling 9,587 meters in 9M19.

•                  At Babaçu, two drill rigs are currently testing the extensions of the mineralized zone identified in late 2018. Eleven holes have been drilled this year, seven holes in the west and four holes in the east extension of mineralized zone. Key intercepts include 5.08% zinc, 45.88 g/t silver, 2.06% lead, 0.53% copper and 0.42 g/t gold over 106.06 meters.

Over the following three months, we plan to continue to focus our exploration drilling campaign in Babaçu.

In parallel with Aripuanã’s project construction, Nexa’s exploration team will continue to develop exploration campaigns in the region. Considering the deposit nature and genesis, there are important indicatives to support the existence of other potential mineralized structures that could be part of a larger mineral trend.

Other projects under execution

	Brownfield Projects		Description	Advances (as of 3Q19)
BROWNFIELD	Vazante	**Mine deepening** (estimated completion 2022)	Life of mine: 12 years	➢ 83% physical progress ➢ Startup of 2 pumps of EB140 pumping station in 1Q19 with expected completion of phase 1 of pumping station by 4Q19 (postponed from 3Q19 due to additional tests required to assure the integrity of the installation) ➢ Production at the deeper levels (326) represented 77% of Vazante's zinc production in 9M19
BROWNFIELD	Vazante	**Dry-stacking** (operational as of 3Q19)	Installation of a new filtering, drying, handling and disposal process of dry tailings that meets the life of mine of Vazante. This solution substitutes the current Aroeira dam's conventional tailings disposal	➢ Construction completed in 1Q19 ➢ Operational license obtained in 2Q19 ➢ Ramp-up concluded by the end of 3Q19 and the plant is already operational
BROWNFIELD	Cerro Pasco Complex (El Porvenir and Atacocha operational integration process)	**El Porvenir tailings dam elevation**	To provide sustainability of operations at Atacocha and El Porvenir mines	➢ Level 4060: operational license was obtained and it is already in operation ➢ Level 4064: approved by management and construction is expected to start during 4Q19
BROWNFIELD	Cerro Pasco Complex (El Porvenir and Atacocha operational integration process)	**Waste disposal** (estimated completion TBD)	New waste disposal to allow the continuity of the San Gerardo's open pit mine in Atacocha	➢ FEL3 completed and approved in 3Q19 ➢ In early execution phase ➢ Delay in estimated completion (originally for 2Q20) due to negotiations with new local community leadership
BROWNFIELD	Cerro Lindo	**Replacement of seawater pipeline** (completed 3Q19)	A new fresh water pipeline from the desalination plant on the coast to the mine site	➢ Construction of the whole pipeline extension was concluded ➢ Pipeline tests have begun and are expected to be concluded in 4Q19
BROWNFIELD	Cerro Lindo	**New tailings filter** (estimated completion 1Q20)	Construction of a new tailings filter to support Cerro Lindo's production level and mine plan	➢ 49% physical progress ➢ Earthworks concluded ➢ Delay in the adjusted construction permit (construction re-started in October) ➢ Filter acquired and being delivered in phases. Ongoing mobilization of eletromechanical contractor for the site
BROWNFIELD	Três Marias	**Murici tailings** (initiate last phase in 2020)	Construction of a new tailings disposal divided into four phases: Central Module, East Module, West I Module and West II Module	➢ Waiting for West I raising construction permit to initiate the last phase in 2020 ➢ Central, East, and West II modules were already completed
BROWNFIELD	Cajamarquilla	**Conversion to Jarosite process** (estimated start-up postponed to 1H20)	Intended to convert the smelter process to the Jarosite process in order to improve the zinc recovery rate by ~3% (from 94% to 97%)	➢ Start-up postponed to 1H20 due to a problem on equipment specification (for further information please refer to Smelting segment section)
BROWNFIELD	Morro Agudo	**Bonsucesso project** (construction timeline dependent on license approval and FEL3 completion)	Part of the Morro Agudo complex (Ambrosia Trend) will extend the life of mine of the Morro Agudo complex. The run-of-mine of Bonsucesso will feed the existing processing plant	➢ FEL2 concluded and FEL3 initiated ➢ Environmental licenses in progress

Others

Impairment

On September 30, 2019 Nexa performed an impairment test for all its cash-generating units (“CGUs”): Cerro Lindo, Cerro Pasco, Cajamarquilla, Três Marias and Juiz de Fora.

Primarily as a result of a reduction in mineral reserves and resources that led to a decrease in the life of mine of Cerro Pasco CGU, we recognized a non-cash impairment loss of US$142 million in 3Q19. No impairment losses were identified in the other CGUs.

For further information, please refer to note 22 — Impairment Loss — in Nexa’s condensed consolidated interim financial statements at and for the three and nine month periods ended September 30, 2019.

Energy

Peru

We signed a new long-term energy agreement with Electroperú S.A., a well-known Peruvian state-owned company, to supply our operations in Peru. The new agreement provides for an annual energy consumption of 240MW and is valid for 7 years, beginning in January 2020, with potential savings of up to US$50 million during the contract term.

As a result 98% of our energy needs are met from a hydroelectric (renewable) power source.

Brazil

In 3Q19, Nexa signed a new long-term energy agreement with Furnas, a Brazilian energy company controlled by Eletrobras. Nexa Brazil currently consumes nearly all the energy supplied by Pollarix and Votorantim Energia in its existing operations. With the Furnas agreement, Nexa will have an excess energy supply which it intends to use in the Aripuanã operation. Furnas will supply 13.8MW per year of energy with a reference price of R$154/MWh (price will be annually adjusted for inflation). The agreement is valid for 15 years, beginning in January 2020

Market Scenario

3Q19

LME Prices (average)	3Q19	2Q19	3Q18	3Q19 vs. 3Q18	9M19	9M18	9M19 vs. 9M18
US$/t
Zinc	2,348	2,763	2,537	(7.4)%	2,600	3,020	(13.9)%
Copper	5,802	6,113	6,105	(5.0)%	6,040	6,642	(9.1)%
Lead	2,028	1,885	2,104	(3.6)%	1,984	2,337	(15.1)%

Source: Bloomberg

Zinc

In 3Q19, the LME zinc price averaged US$2,348/t (or US$1.07/lb), down 7.4% from 3Q18 and 15% from 2Q19. Zinc prices started the quarter at US$2,546/t and reached a year-to-date low of US$2,211/t (or US$1.00/lb) in the quarter. Despite a modest recovery by mid-September, when zinc prices stabilized around US$2,320/t, prices still seem to reflect the slow macroeconomic momentum, driven by (i) continued uncertainties regarding U.S. and China trade war; (ii) the lack of clarity around Brexit; and (iii) the deceleration of the manufacturing sector, especially in China and Europe.

Refined zinc stocks worldwide remained at very low levels. There was an outflow of 31% in LME stocks and 20% in SHFE (Shanghai Futures Exchange) stocks during the quarter, ending September at 67kt and 158kt, respectively.

Although higher treatment charges (“TCs”) have been a motivator for a pick-up in smelting capacity — China imported TCs increased from US$270/t in June 2019 to US$290/t in September -, local producers continued to face operations constraints. There has been little progress in re-building or restarting operations idled in 2018. In July, some Chinese smelters were also forced to stop production after government environmental inspections.

Following the global economy slowdown, zinc demand declined 1% in 3Q19 compared with 3Q18, according to Wood Mackenzie’s estimates.

Copper

The average copper LME price in 3Q19 was US$5,802/t (US$2.63/lb), down around 5.0% when compared to the same quarter of 2018 and 2Q19.

In early-September, prices reached a 2-year low of US$5,537/t (US$2.51/lb). Similar to zinc, copper average price deterioration in 3Q19 was mainly driven by macroeconomic issues rather than market fundamentals. LME copper stocks increased 7% to 259kt in 3Q19 compared to 2Q19, while stocks at SHFE declined 19% to 118kt, resulting in a net reduction of 10kt in metal.

On the supply side, copper in concentrate was negatively affected by (i) disruptions in Peruvian mines (strikes); (ii) lower grades at Chilean operations; and (iii) fiscal issues in the African copper belt.

Lead

The LME average lead price in 3Q19 was US$2,028/t (US$0.92/lb), down 3.6% from 3Q18. Compared to 2Q19, the lead price increased 8% due to mine and smelter supply disruptions, particularly in Australia. Despite the recent short-term supply effect on price, lead prices have also been negatively impacted by the global economy slowdown and the underperformance of the automotive battery sector.

LME stock was 70kt at the end of September, slightly higher compared to 66kt at the end of June, but still at considerably low levels.

Foreign Exchange

	3Q19	2Q19	3Q18	3Q19 vs. 3Q18	9M19	9M18	9M19 vs. 9M18
BRL/USD (Average)	3.965	3.922	3.950	0.4%	3.885	3.600	7.9%
BRL/USD (End of period)	4.159	3.832	4.004	3.9%	3.963	3.728	6.3%
PEN/USD (Average)	3.341	3.321	3.292	1.5%	3.329	3.263	2.0%
PEN/USD (End of period)	3.388	3.288	3.299	2.7%	3.331	3.266	2.0%

In 3Q19, U.S. dollar strengthened against the majority of global currencies.

Following this trend, the average exchange rate for the Brazilian Real was 3.965/US$. Compared to 3Q18, the average Brazilian Real exchange was relatively stable.

The average exchange rate for Peruvian soles in 3Q19 was 3.341/US$, up 1.5% from 2Q19 and 1.5% year-over-year.

Market | 2019 Outlook

According to the latest report (October 2019) by the International Monetary Fund (“IMF”) the global economy should grow at a rate of 3% in 2019, slowing down from the July forecast of 3.2%, with a modest pick-up in 2020 to 3.4%. The deceleration is a result of rising trade barriers, geopolitical uncertainties and macroeconomic pressures in both emerging and developed market economies, despite the monetary easing policy across these markets.

Europe should continue facing political uncertainties over Brexit and suffering from weaker exports, while the U.S. economic growth was also revised downwards from 2.6% to 2.4%. The Chinese economy is still expected to grow above 6.0% but trade tensions should start taking a toll on demand. The outlook for Latin America continues to be discouraging, with the expected 2019 GDP expansion revised downwards from 0.6% to 0.2% in the October report.

In the short term, global zinc demand should continue to be negatively affected by the above-mentioned factors. However, stocks remain relatively low and the refined zinc market is still expected to remain at a deficit in 2019.

Looking to the mid long term, there are some uncertainties over the global zinc greenfield project pipeline. Most of the expected additional production is coming from projects in higher risk mining jurisdictions. In addition, according to the Wood Mackenzie September 2019 market report, recent indicators show that closed smelters in China will not recover capacity as fast as expected. In this context, the tight supply in the market may last longer than expected.

Also according to Wood Mackenzie, refined copper consumption growth for 2019 should be lower than expected following the global economy slowdown. On the other hand, the mid-long term copper outlook still remains positive, driven by developing economies and the electric vehicles potential.

In this context, we remain positive in the medium-long term scenarios for zinc and copper and our strategy remains focused on growing in both metals in the Americas, ensuring long-lasting value creation with optimal capital allocation.

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on adjusted EBITDA, since financial results and income taxes are managed within the corporate level and are not allocated to operating segments. In this Earnings Release, we present adjusted EBITDA, which we define as (i) net income (loss) for the period, plus (ii) share in the results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) income tax, less (vi) gain on sale of investment (loss), plus; (vii) impairment of other assets, plus/less (viii) (reversion) impairment of property, plant, equipment. In addition, management may exclude non-cash items considered exceptional from the measurement of adjusted EBITDA.

We also present herein our net debt, which we define as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production, smelting sales, capex and expenses related to exploration and project development.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

UPCOMING EVENT

Earnings Conference Call

Date: Friday, November 1, 2019 – 11:00am (ET)

Dial In

USA: +1-866-769-5210

Canada: +1-866-450-4696

Brazil: 0800-8910015

International: +1-412-902-6754

Live audio webcast with slide presentation

files: https://ir.nexaresources.com

Investor Relations Team

Roberta Varella (Head of IR): roberta.varella@nexaresources.com

Henry Aragon: henry.aragon@nexaresources.com

Renata Coutinho: renata.coutinho@nexaresources.com

Tamires Pereira: tamires.pereira@nexaresources.com

Appendix

Income Statement	29
Balance sheet | Assets	30
Balance sheet | Liabilities	31
Cash Flows	32
Capex	33
Segments Information	34
Mining Information | Consolidated	35
Mining Information | by Asset	36
Smelting Information | Consolidated and by Asset	39
All in Sustaining Cash Cost | Mining	40
All in Sustaining Cash Cost | Smelting	42

Income Statement

US$ million	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19
Net revenues	676.2	636.5	595.1	583.4	569.8	613.3	563.4
Cost of sales	(485.0)	(474.3)	(488.1)	(441.6)	(487.3)	(478.7)	(503.5)
SG&A	(43.3)	(43.8)	(36.6)	(35.8)	(41.1)	(42.1)	(57.2)
Mineral exploration and project development	(19.3)	(27.5)	(33.1)	(46.3)	(20.3)	(28.1)	(32.0)
Impairment loss	—	—	—	—	—	—	(142.1)
Other operating results	(7.1)	3.5	16.0	5.8	5.6	(19.3)	(6.5)
Net financial result	(29.0)	(152.4)	(44.3)	23.1	(25.9)	(15.3)	(57.1)
Financial income	8.8	10.6	7.2	41.0	5.4	9.8	6.6
Financial expenses	(29.9)	(31.6)	(29.4)	(30.8)	(28.9)	(33.2)	(30.8)
Foreign exchange gains (loss), net	(7.9)	(131.4)	(22.1)	12.9	(2.3)	8.1	(32.9)
Depreciation, amortization and depletion	70.0	68.6	66.6	62.0	73.8	73.3	93.5
Adjusted EBITDA	191.2	162.9	119.8	130.8	107.9	118.5	57.8
Adj. EBITDA margin	28.3%	25.6%	20.1%	22.4%	18.9%	19.3%	10.3%
Net income (loss)	62.8	(35.3)	6.9	56.6	(8.3)	23.3	(171.3)
Attributable to Nexa’s shareholders	55.1	(40.5)	7.4	52.9	(14.0)	20.4	(150.2)
Attributable to non-controlling interests	7.6	5.1	(0.4)	3.8	5.7	2.9	(21.0)
Weighted average number of outstanding shares - in thousand	133,320	133,320	133,320	133,293	133,293	132,628	132,439
Basic and diluted earnings (loss) per share - (in US$)	0.41	(0.30)	0.06	0.40	(0.11)	0.15	(1.13)

(1)Shares in treasury are not included in this amount.

Balance Sheet — Assets

Nexa - US$ thousand	Sep 30, 2019	Dec 31, 2018
Current assets
Cash and cash equivalents	786,730	1,032,938
Financial investments	70,507	91,878
Derivative financial instruments	8,039	7,385
Trade accounts receivable	154,675	173,204
Inventory	293,021	269,705
Other assets	176,729	122,857
	1,489,701	1,697,967

Non-current assets
Financial investments	337	355
Derivative financial instruments	1,052	3,820
Deferred taxes	251,246	201,154
Other assets	131,761	121,198
Property, plant and equipment	1,950,945	1,968,451
Intangible assets	1,557,743	1,742,461
Right-of-use assets	32,268	—
	3,925,352	4,037,439

Total assets	5,415,053	5,735,406

Balance Sheet — Liabilities

Nexa - US$ thousand	Sep 30, 2019	Dec 31, 2018
Current liabilities
Loans and financing	39,428	32,513
Lease liabilities	17,119	—
Derivative financial instruments	14,517	8,662
Trade payables	346,224	387,225
Confirming payable	78,849	70,411
Dividends payable	3,321	663
Enviromental obligations	19,114	20,357
Contractual liabilities	25,885	31,992
Other liabilities	125,944	100,027
	670,401	651,850

Non-current liabilities
Loans and financing	1,380,180	1,392,354
Lease liabilities	19,960	—
Derivative financial instruments	1,765	5,560
Asset retirement and enviromental obligations	233,609	249,925
Provisions	26,314	30,641
Deferred taxes	286,425	298,598
Contractual liabilities	161,058	167,645
Other liabilities	31,503	37,032
	2,140,814	2,181,755

Total liabilities	2,811,215	2,833,605

Shareholders’ equity
Total equity attributable to Nexa’s shareholders	2,198,388	2,476,593
Non-controlling interests	405,450	425,208
Total liabilities and shareholders’ equity	5,415,053	5,735,406

Cash Flows

Nexa - US$ thousand	3Q19	9M19

Cash flow from operating activities

Income (loss) before income tax	(234,989)	(204,313)
Impairment loss	142,133	142,133
Depreciation and amortization	93,498	247,922
Interest and foreign exchange loss	35,610	77,247
Loss (gain) on sale of property, plant and equipment and intangible assets	(1,590)	(608)
Changes in provisions	(1,203)	11,377
Changes in operating assets and liabilities	87,644	(86,271)
Interest paid	(10,793)	(47,716)
Income taxes paid	(5,238)	(39,563)
Net cash provided by (used in) operating activities	105,072	100,208

Cash flow from investing activities
Acquisitions of property, plant and equipment	(104,349)	(263,958)
Net (purchases) sales of financial investments	42,015	35,975
Proceeds from the sale of property, plant and equipment	4,326	5,135
Net cash provided by (used in) investing activities	(58,008)	(222,848)

Cash flow from financing activities
New loans and financing	—	13,369
Payments of loans and financing	(7,703)	(15,019)
Payments of lease liabilities	(3,516)	(11,849)
Dividends paid	(2,460)	(104,876)
Repurchase of the Company’s own shares	—	(8,103)
Net cash provided by (used in) financing activities	(13,679)	(126,478)
Foreign exchange rates effect on cash and cash equivalents	2,332	2,910
Increase (decrease) in cash and cash equivalents	35,717	(246,208)
Cash and cash equivalents at the beginning of the period	751,013	1,032,938
Cash and cash equivalents at the end of the period	786,730	786,730

Capex

US$ million	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	9M19	2018
Mining	36.4	48.1	37.9	76.8	39.6	35.2	20	122.4	171.7
Cerro Lindo	12.2	14	9.7	19.4	4.5	1.6	0.5	35.9	26
El Porvenir	2.4	9.1	8.6	11.6	5.8	3.6	4.7	20.1	25.6
Atacocha	1.9	1.4	2.5	5.2	2.8	6.8	2.1	5.7	16.9
Vazante	15.3	20.6	15.7	34.7	22.7	21.2	11.2	51.7	89.9
Morro Agudo	4.5	3.1	1.5	6	3.8	1.9	1.6	9.1	13.3
Smelting	20.7	20.9	9.8	40.6	23.3	19.1	10.1	51.3	93
CJM	8.7	11.6	3	20.2	9	2.3	2.2	23.3	33.7
Três Marias	7.2	5.3	3.8	11.3	8.9	12.8	5.7	16.3	38.7
Juiz de Fora	4.8	4	2.9	9.1	5.4	4	2.1	11.6	20.6
Other	46.9	25.6	17.3	19.7	8.2	4.1	2.9	89.9	34.9

Total	104	94.6	65	137	71.1	58.5	33	263.6	299.6

Expansion	57.8	40.1	24	42.2	19.4	19.2	9.6	121.8	90.5
Non-Expansion	46.2	54.6	41	94.8	51.7	39.3	23.3	141.8	209.1

US$ million	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	9M19	2018
Modernization	3.9	4.0	2.9	9.6	3.7	0.7	1.0	10.7	15.0
Sustaining	29.2	34.0	22.4	46.4	19.6	14.9	9.4	85.7	90.2
HSE	12.9	14.5	14.7	34.3	23.0	20.5	11.2	42.2	89.1
Other	0.1	2.1	1.0	4.5	5.4	3.1	1.7	3.2	14.8
Non-Expansion	46.2	54.6	41.0	94.8	51.7	39.3	23.3	141.8	209.1

Segments Information

US$ million	3Q19	2Q19	3Q18	3Q19 vs. 3Q18	9M19	9M18	9M19 vs. 9M18
Revenue - Mining	248.2	246.1	249.6	(0.6)%	766.6	878.2	(12.7)%
Revenue - Smelting	442.2	508.8	483.0	(8.5)%	1,406.0	1,560.5	(9.9)%
Intersegment results	(124.5)	(140.7)	(139.7)	(10.9)%	(424.4)	(532.4)	(20.3)%
Adjustments	(2.5)	(0.9)	2.2	—	(1.6)	1.4	—
Net Revenue	563.4	613.3	595.1	(5.3)%	1,746.5	1,907.8	(8.5)%

Cost of sales — Mining (1)	(220.4)	(186.6)	(179.9)	22.5%	(606.0)	(528.5)	14.7%
Cost of sales — Smelting (1)	(414.7)	(426.7)	(444.2)	(6.6)%	(1,268.5)	(1,442.6)	(12.1)%
Intersegment results	124.5	140.7	139.7	(10.9)%	424.4	532.4	(20.3)%
Adjustments (1)	7.2	(6.2)	(3.8)	—	(19.4)	(8.7)	123.8%
Cost of sales	(503.5)	(478.7)	(488.1)	3.2%	(1,469.5)	(1,447.3)	1.5%

Gross Profit - Mining	27.9	59.5	69.8	(60.1)%	160.6	349.8	(54.1)%
Gross Profit - Smelting	27.4	82.2	38.9	(29.5)%	137.4	118.0	16.4%
Adjustments	4.7	(7.1)	(1.6)	—	(21.0)	(7.3)	189.6%
Gross Profit	60.0	134.6	107.1	(44.0)%	277.0	460.5	(39.8)%

Adjusted EBITDA - Mining	33.1	44.0	65.1	(49.2)%	159.6	342.0	(53.3)%
Adjusted EBITDA - Smelting	24.6	73.4	57.0	(56.9)%	123.7	133.5	(67.4)%
Adjustments	0.1	1.1	(2.2)	—	0.8	(1.6)	—
Adjusted EBITDA	57.8	118.5	119.8	(51.8)%	284.1	473.9	(40.1)%

Note: the metal concentrate produced in our mines is sold to third parties and to our own smelters, which consume the majority of our zinc mining production. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

(1) The Company changed the presentation of certain items included in the reconciliation of cash cost per segment to segment COGS. Workers compensation and amortization of intangible assets acquired in business combinations are being presented as part of segment COGS, while it has been excluded from segment COGS in prior years. Comparative periods have been restated to give effect to such reclassifications.

Quarterly Mining information | Consolidated

Consolidated

Consolidated		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19
Treated Ore	kt	3,148.8	3,146.6	3,320.9	3,435.1	3,321.4	3,227.8	3,305.3

Grade
Zinc	%	3.19	3.35	3.13	3.39	3.10	3.23	3.34
Copper	%	0.42	0.36	0.38	0.35	0.35	0.33	0.39
Lead	%	0.50	0.53	0.52	0.56	0.49	0.54	0.55
Silver	oz/t	0.88	0.89	0.95	0.93	0.87	0.95	0.99
Gold	oz/t	0.005	0.013	0.006	0.005	0.005	0.004	0.005

in Content
Zn	kt	87.2	92.3	90.2	103.2	89.7	91.4	97.1
Cu	kt	10.7	9.0	10.2	9.2	9.0	8.4	10.5
Pb	kt	12.3	12.7	12.7	14.7	12.3	13.1	13.7
Ag	koz	1,890.0	1,856.6	2,077.9	2,162.0	2,084.2	2,226.3	2,393.9
Au	koz	7.4	7.1	7.1	7.6	6.5	5.5	6.0
Zn Eq production (1)	kt	133.9	135.6	138.1	150.4	133.6	135.2	147.8

Cash Cost Net of By-products (2)	US$/t	488.4	552.7	759.8	693.7	881.0	1,055.2	923.9
Cash Cost Net of By-products (2)	US$/lb	0.22	0.25	0.34	0.31	0.40	0.48	0.42

(1) Consolidated mining production in kt of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2018 average benchmark prices. The prices used for this conversion are:  Zinc: US$2,922/t (US$1.33/lb); Copper: US$6,523/t (US$2.96/lb); Lead: US$2,242/t (US$1.02/lb); Silver: US$16/oz; Gold: US$1,268/oz.

(2) Our cash cost net of by-products credits is measured with respect to zinc sold.

Quarterly Mining information | by Asset

Cerro Lindo, Peru

		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19
Treated Ore	kt	1,712.5	1,635.4	1,732.6	1,834.2	1,767.3	1,659.9	1,678.1

Grade
Zinc	%	1.79	2.21	1.93	2.35	2.00	2.04	2.27
Copper	%	0.69	0.62	0.67	0.58	0.60	0.58	0.71
Lead	%	0.21	0.25	0.25	0.30	0.22	0.25	0.26
Silver	oz/t	0.63	0.62	0.78	0.72	0.62	0.69	0.72
Gold	oz/t	0.001	0.002	0.003	0.002	0.001	0.001	0.002

in Content
Zn	kt	27.8	33.2	29.9	39.5	31.6	30.9	34.6
Cu	kt	10.5	8.8	10.1	9.0	8.9	8.3	10.4
Pb	kt	2.7	3.0	3.0	4.1	2.8	3.0	3.3
Ag	koz	769.8	700.1	933.9	939.8	742.2	776.8	839.6
Au	koz	0.9	0.7	1.2	1.3	0.9	1.1	1.2
Zn Eq production (1)	kt	57.7	59.1	60.2	68.4	58.0	56.4	65.4

Cash Cost Net of By-products (2)	US$/t	(501.5)	(142.0)	118.9	243.2	336.1	779.1	221.1
Cash Cost Net of By-products (2)	US$/lb	(0.23)	(0.06)	0.05	0.11	0.15	0.35	0.10

El Porvenir, Peru

		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19
Treated Ore	kt	535.2	539.0	533.9	541.8	530.3	539.8	547.9

Grade
Zinc	%	3.20	2.94	2.89	3.11	2.96	3.01	2.90
Copper	%	0.16	0.16	0.13	0.15	0.14	0.14	0.14
Lead	%	0.96	1.00	0.98	0.97	1.00	1.03	1.06
Silver	oz/t	1.82	1.91	1.93	2.01	2.05	2.04	2.21
Gold	oz/t	0.015	0.062	0.016	0.015	0.016	0.016	0.019

in Content
Zn	kt	15.4	14.0	13.6	14.9	13.9	14.3	13.9
Cu	kt	0.2	0.2	0.1	0.1	0.1	0.1	0.1
Pb	kt	4.1	4.4	4.1	4.1	4.2	4.4	4.6
Ag	koz	614.3	648.4	617.6	653.5	846.7	849.4	939.8
Au	koz	2.4	2.5	2.3	2.4	2.6	2.2	2.6
Zn Eq production (1)	kt	23.3	22.3	21.2	22.9	23.1	23.4	23.9

Cash Cost Net of By-products (2)	US$/t	1,267.9	904.5	1,368.6	1,214.9	1,099.7	1,447.6	1,359.9
Cash Cost Net of By-products (2)	US$/lb	0.58	0.41	0.62	0.55	0.50	0.66	0.62

Atacocha, Peru

		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19
Treated Ore	kt	367.8	383.8	400.6	399.3	357.1	363.4	390.7

Grade
Zinc	%	1.42	1.42	1.49	1.40	1.30	1.55	1.48
Copper	%	0.10	0.10	0.10	0.10	0.09	0.09	0.08
Lead	%	1.28	1.11	1.11	1.22	1.21	1.43	1.36
Silver	oz/t	1.49	1.40	1.36	1.42	1.32	1.65	1.57
Gold	oz/t	0.017	0.016	0.013	0.014	0.015	0.011	0.011

in Content
Zn	kt	4.1	4.3	4.6	4.3	3.6	4.4	4.5
Cu	kt	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Pb	kt	4.1	3.6	3.8	4.1	3.7	4.4	4.5
Ag	koz	424.8	406.3	407.8	439.9	383.1	495.4	503.6
Au	koz	4.1	3.9	3.6	3.8	3.0	2.2	2.3
Zn Eq production (1)	kt	11.3	11.0	11.4	11.6	9.8	11.4	11.6

Cash Cost Net of By-products (2)	US$/t	285.9	1,411.2	940.1	1,837.7	1,717.2	(25.6)	3,000.3
Cash Cost Net of By-products (2)	US$/lb	0.13	0.64	0.43	0.83	0.78	(0.01)	1.36

Vazante, Brazil

		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19
Treated Ore	kt	313.4	327.0	363.2	370.8	372.2	369.7	396.5

Grade
Zinc	%	13.62	12.73	11.24	11.22	10.98	11.27	11.20
Lead	%	0.30	0.38	0.33	0.33	0.31	0.35	0.40
Silver	oz/t	0.54	0.70	0.63	0.58	0.58	0.62	0.64

in Content
Zn	kt	35.5	35.0	34.6	35.8	34.7	35.6	38.4
Pb	kt	0.2	0.3	0.3	0.3	0.3	0.3	0.4
Ag	koz	74.9	92.0	105.3	108.0	101.1	104.7	110.9
Zn Eq production (1)	kt	36.1	35.7	35.4	36.6	35.5	36.4	39.3

Cash Cost Net of By-products (2)	US$/t	827.4	817.9	867.3	826.3	1,090.2	1,161.0	1,044.3
Cash Cost Net of By-products (2)	US$/lb	0.38	0.37	0.39	0.37	0.49	0.53	0.47

Morro Agudo, Brazil

		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19
Treated Ore	kt	220.0	261.4	290.6	288.9	294.6	294.9	292.1

Grade
Zinc	%	2.18	2.40	2.84	3.22	2.16	2.29	2.22
Lead	%	0.63	0.62	0.71	0.86	0.58	0.48	0.43

in Content
Zn	kt	4.4	5.8	7.5	8.7	6.0	6.2	5.6
Pb	kt	1.2	1.4	1.5	2.1	1.3	1.1	1.0
Ag	koz	6.3	9.8	13.2	20.8	11.0	—	—
Zn Eq production (1)	kt	5.5	7.4	9.9	10.9	7.3	7.6	7.6

Cash Cost Net of By-products (2)	US$/t	2,154.5	1,543.4	1,134.9	1,039.4	1,552.8	1,998.0	2,101.3
Cash Cost Net of By-products (2)	US$/lb	0.98	0.70	0.51	0.47	0.70	0.91	0.95

Quarterly Smelting | Consolidated and Sales by Asset

		1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19
Metallic zinc Production	kt	137.3	143.1	149.7	148.5	136.5	146.8	148.6
Zinc oxide Production	kt	9.1	9.0	10.2	9.8	8.9	9.2	9.6
Total sales volume	kt	146.4	152.1	160.0	158.3	145.5	156.0	158.3

Metallic zinc sales
Cajamarquilla	kt	79.0	81.9	84.3	87.5	79.8	84.2	89.0
Três Marias	kt	40.1	42.0	44.5	40.8	37.8	41.3	35.7
Juíz de Fora	kt	18.2	19.2	21.0	20.2	18.8	21.2	23.9

Zinc oxide sales
Três Marias	kt	9.1	9.0	10.2	9.8	8.9	9.2	9.6

Global recovery
Cajamarquilla	%	95.0	93.7	93.3	93.3	94.4	94.0	94.4
Três Marias	%	94.2	93.4	94.0	93.2	92.9	94.1	94.8
Juíz de Fora	%	92.4	91.3	94.9	95.3	92.2	94.2	93.4

Cash cost
Cajamarquilla	US$/t	3,087.0	2,948.4	2,480.1	2,427.1	2,405.3	2,347.0	2,247.9
Três Marias	US$/t	3,294.0	2,830.3	2,438.7	2,616.8	2,625.3	2,216.8	1,994.5
Juíz de Fora	US$/t	3,212.3	2,642.8	2,367.7	2,418.7	2,703.2	2,332.8	2,336.8

Cajamarquilla	US$/lb	1.40	1.34	1.12	1.10	1.09	1.06	1.02
Três Marias	US$/lb	1.49	1.28	1.11	1.19	1.19	1.01	.90
Juíz de Fora	US$/lb	1.46	1.20	1.07	1.10	1.23	1.06	1.06

All-in Sustaining Cost — Mining (2)

3Q19

US$ million (excepted indicated otherwise)		Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
Sales Volume (Cointained Metal) - Zn
Tonnes		38,429	5,647	36,263	13,470	4,305	98,115		98,115
(+)	COGS	24.5	15.7	105.7	44.4	26.7	217.1	3.3	220.4
(+)	On-site G&A	2.4	2.0	0.0	0.0	0.0	4.4	0.0	4.4
(-)	By-products revenue	(2.2)	(5.5)	(73.8)	(23.3)	(10.5)	(115.3)	(3.5)	(118.8)
(+)	Treatment Charges	23.3	2.6	18.3	8.5	2.4	55.2	0.0	55.2
(+)	Selling Expenses	0.1	0.7	0.7	0.1	0.1	1.7	0.0	1.7
(-)	Depreciation, amortisation and depletion	(6.3)	(2.7)	(35.0)	(13.9)	(9.7)	(67.8)	(0.4)	(68.2)
(-)	Royalties	(0.4)	(0.5)	0.0	0.0	0.0	(0.9)	0.0	(0.9)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(1.1)	(0.5)	0.3	(1.9)	0.0	(1.9)
(+)	Others	(0.7)	(0.2)	(6.7)	2.9	3.6	(1.2)	0.0	(1.2)
(=)	Cash Cost (Sold)	40.1	11.9	8.0	18.3	12.9	91.3	(0.6)	90.6
	Cash Cost (Sold) (per t)	1,044.3	2,101.3	221.1	1,359.9	3,000.3	930.1	0.0	923.9
(+)	Non-Expansion Capital Expenditure	10.5	3.9	12.2	2.4	1.9	30.9	(0.1)	30.9
(=)	Sustaining Cash Cost (Sold)	50.6	15.8	20.2	20.7	14.8	122.2	(0.7)	121.5
	Sustaining Cash Cost (Sold) (per t)	1,317.0	2,793.1	558.1	1,540.3	3,441.4	1,245.4	0.0	1,238.7
(+)	Workers participation & Bonus	0.4	0.2	1.1	0.5	(0.3)	1.9	0.0	1.9
(+)	Royalties	0.4	0.5	0.0	0.4	0.1	1.4	0.0	1.4
(+)	Corporate G&A							23.9	23.9
(=)	AISC (Sold)								148.7
(=)	AISC (Sold)								1,515.6
(=)	AISC (Sold) in US$/lb								0.69

3Q18

US$ million (excepted indicated otherwise)		Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
Sales Volume (Cointained Metal) - Zn
Tonnes		34,491	7,533	25,515	14,531	4,605	86,675	0	86,675
(+)	COGS	19.0	10.6	85.9	41.2	22.9	179.6	0.3	179.9
(+)	On-site G&A	1.2	1.3	0.0	0.0	0.2	2.7	0.0	2.7
(-)	By-products revenue	(2.2)	(4.9)	(68.2)	(16.7)	(16.0)	(108.0)	(0.0)	(108.0)
(+)	Treatment Charges	17.0	2.9	9.3	6.4	2.0	37.7	0.0	37.7
(+)	Selling Expenses	0.0	0.4	0.3	0.3	0.1	1.1	0.0	1.1
(-)	Depreciation, amortisation and depletion	(4.4)	(1.1)	(22.5)	(9.3)	(6.2)	(43.4)	(0.1)	(43.5)
(-)	Royalties	(0.4)	(0.5)	0.0	0.0	0.0	(0.9)	0.0	(0.9)
(-)	Workers participation & Bonus	(0.3)	(0.2)	(0.6)	(0.4)	(0.1)	(1.6)		(1.6)
(-)	Others	0.0	0.0	(1.1)	(1.7)	1.4	(1.5)	0.0	(1.5)
(=)	Cash Cost (Sold)	29.9	8.5	3.0	19.9	4.3	65.7	0.1	65.9
	Cash Cost (Sold) (per t)	867.3	1,134.9	118.9	1,368.6	940.1	758.1	0.0	759.8
(+)	Sustaining Capital Expenditure	12.0	3.6	4.5	5.8	2.8	28.6	0.2	28.8
(=)	Sustaining Cash Cost (Sold)	41.9	12.1	7.6	25.7	7.1	94.3	0.3	94.6
	Sustaining Cash Cost (Sold) (per t)	1,215.4	1,607.5	296.0	1,765.6	1,539.7	1,088.3	0.0	1,091.9
(+)	Workers participation & Bonus	0.3	0.2	0.6	0.4	0.1	1.6	(0.2)	1.4
(+)	Royalties	0.4	0.5	0.0	0.4	0.2	1.6	0.0	1.6
(+)	Corporate G&A							7.1	7.1
(=)	AISC (Sold)								104.7
(=)	AISC (Sold)								1,208.5
(=)	AISC (Sold) in US$/lb								0.55

All-in Sustaining Cost — Smelting (2)

3Q19

US$ million (excepted indicated otherwise)		Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
Sales Volume (Zinc content in Products)
Tonnes		43,260	23,766	88,900	155,925		155,925
(+)	COGS	97.0	66.2	251.5	414.7	(0.0)	414.7
(-)	Cost of freight	(2.8)	(1.0)	(10.1)	(13.8)	0.0	(13.8)
(+)	On-site G&A	1.5	1.3	3.9	6.7	0.0	6.7
(-)	Depreciation, amortisation and depletion	(3.5)	(4.1)	(16.1)	(23.7)	0.0	(23.7)
(-)	By-products revenue	(3.3)	(5.3)	(28.4)	(37.0)	0.0	(37.0)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(1.0)	(1.7)	0.0	(1.7)
(+)	Others	(2.2)	(1.3)		(3.5)		(3.5)
(=)	Cash Cost (Sold)	86.3	55.5	199.8	341.7	0.0	341.7
	Cash Cost (Sold) (per t)	1,994.5	2,336.8	2,247.9	2,191.2	0.0	2,191.3
(+)	Non-Expansion Capital Expenditure	7.2	4.8	3.4	15.3	0.0	15.3
(=)	Sustaining Cash Cost (Sold)	93.5	60.3	203.2	356.9	0.0	357.0
	Sustaining Cash Cost (Sold) (per t)	2,160.4	2,536.8	2,285.7	2,289.2	0.0	2,289.5
(+)	Workers participation & Bonus	0.3	0.3	1.0	1.7		1.7
(+)	Corporate G&A					15.6	15.6
(=)	AISC (Sold)						374.3
(=)	AISC (Sold) (per t)						2,400.3
(=)	AISC (Sold) in US$/lb						1.09

3Q18

US$ million (excepted indicated otherwise)		Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
Sales Volume (Zinc content in Products)
Tonnes		52,554	20,869	84,118	157,541	0	157,541
(+)	COGS	138.7	57.9	247.8	444.4	(0.2)	444.2
(-)	Cost of freight	(3.5)	(0.8)	(9.1)	(13.4)	0.0	(13.4)
(+)	On-site G&A	1.0	0.9	3.7	5.6	0.4	6.0
(-)	Depreciation, amortisation and depletion	(4.0)	(3.0)	(16.4)	(23.4)	(0.0)	(23.4)
(-)	By-products revenue	(3.8)	(5.3)	(17.7)	(26.8)	0.0	(26.7)
(-)	Workers participation & Bonus	(0.3)	(0.3)	0.3	(0.2)	0.1	(0.1)
(+)	Others	0.0	0.0	0.0	0.0	0.0	0.0
(=)	Cash Cost (Sold)	128.2	49.4	208.6	386.2	0.3	386.5
	Cash Cost (Sold) (per t)	2,438.7	2,367.7	2,480.1	2,451.4		2,453.1
(+)	Sustaining Capital Expenditure	8.9	5.4	4.4	18.7	4.4	23.0
(=)	Sustaining Cash Cost (Sold)	137.0	54.8	213.0	404.9	4.7	409.5
	Sustaining Cash Cost (Sold) (per t)	2,607.3	2,625.9	2,532.5	2,569.8		2,599.3
(+)	Workers participation & Bonus	0.3	0.3	(0.3)	0.2	0.7	0.9
(+)	Corporate G&A					12.5	12.5
(=)	AISC (Sold)						422.9
(=)	AISC (Sold) (per t)						2,684.2
(=)	AISC (Sold) in US$/lb						1.22